Cheetah Mobile Inc.

Building No. 11

Wandong Science and Technology Cultural Innovation Park

No.7 Sanjianfangnanli

Chaoyang District

Beijing 100024

People’s Republic of China

September 1, 2023

VIA CORRESPONDENCE

Jimmy McNamara

Jennifer Thompson

David Edgar

Kathleen Collins

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cheetah Mobile Inc. Form 20-F for the Fiscal Year Ended December 31, 2022 Filed April 18, 2023 File No. 001-36427

Dear Mr. McNamara, Ms. Thompson, Mr. Edgar, and Ms. Collins:

This letter sets forth the response of Cheetah Mobile Inc. (“Cheetah Mobile”) to comments 13 to 15 contained in the letter dated July 11, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Cheetah Mobile’s annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “Form 20-F”). We respectfully inform the Staff that our response to the remaining comments contained in the Comment Letter was submitted on August 21, 2023.

For ease of review, we have set forth below the numbered comments 13 to 15 of the Comment Letter and our response thereto. Further, we will include the revisions proposed in our responses to the Staff’s comments in future annual report filings with the Commission, after the Staff’s completion of its review of our responses.

Form 20-F for the Fiscal Year Ended December 31, 2022

General

13. Please provide a comprehensive legal analysis explaining whether Cheetah Mobile Inc. or any of its subsidiaries (collectively, the “Company”) currently meets the definition of “investment company” under Section 3(a)(1)(C) of the Investment Company Act (the “Company Act”). Include in your analysis the relevant calculation(s) under Section 3(a)(1)(C) (including, where required by the statute, on an unconsolidated basis), identifying each constituent part of the numerator(s) and denominator(s). Your analysis should identify and explain which assets held by the company are “investment securities” for purposes of Section 3(a)(2) of the Company Act and specifically address how you treat the securities issued by your subsidiaries and the contractual relationships between your subsidiaries and the variable interest entities. Provide legal support for any substantive determinations and/or characterizations of assets that are material to your calculations. If the company proposes to rely on any exclusion or exemption, provide a detailed legal analysis supporting your determination that the exclusion/exemption is available to the relevant entity or entities.

Response: We respectfully advise the Staff that we believe Cheetah Mobile and each of its subsidiaries either does not meet the definition of “investment company” under Section 3(a)(1)(C) of the Company Act or is exempt from registering as an “investment company” under the Company Act pursuant to Rules 3a-1 or 3a-3 under the Company Act, as further outlined below.

Cheetah Mobile

No more than 45% of the value of Cheetah Mobile’s assets (exclusive of Government securities1 and cash items) consists of, and no more than 45% of its net income after taxes (for the last four fiscal quarters combined) is derived from securities other than those enumerated in Rule 3a-1(a)(1) – (4).2 Cheetah Mobile has determined these amounts on an unconsolidated basis, except Cheetah Mobile has consolidated its financial statements with the financial statements of its wholly owned subsidiaries,3 a summary of which is below:

RMB
(in thousands, except percentages)
Securities[4]	1,757,474
Total assets (exclusive of Government securities and cash items5)	4,158,090
Securities as a % of Total Assets	42.3%

1 As defined in Section 2(a)(16) of the Company Act.

2 We note Cheetah Mobile is not an “investment company” as described in Section 3(a)(1)(A) or 3(a)(1)(B) of the Company Act and is not a special situation company.

3 For purposes of this response, Cheetah Mobile has consolidated its financials with the variable interest entities (“VIEs”) of which it controls, directly or indirectly, more than 95% of the vote. We believe the VIEs provide Cheetah Mobile with rights tantamount to those exercised by parent entities over their wholly owned subsidiaries under Company Act Rules 3a-1 and 3a-3. We note, however, Cheetah Mobile satisfies the conditions of Rule 3a-1 irrespective of whether (i) the VIEs’ financial statements are consolidated with those of Cheetah Mobile, (ii) the VIEs’ financial statements are excluded from the consolidation or
(iii) Cheetah Mobile’s interests in the VIEs are treated as “securities.” In short, the treatment of the VIEs does not impact the outcome that Cheetah Mobile qualifies for the exemption provided under Rule 3a-1 of the Company Act.

4 Securities are attributable to short-term investments, certain receivables (interest and dividends), related party notes and long-term investments (which include investments in private funds and minority investments in operating businesses).

5 Cash items includes cash, deposits held in demand deposit accounts and time deposits, 99.93% of which have maturity periods less than three months and a significant portion of which are expected to be liquidated into cash by September 30, 2023. The Company currently holds a portion of its assets in short-term time deposits to fund operating losses and maintain liquidity, and not for investment purposes.

RMB
(in thousands, except percentages)
Net Investment Income (last four fiscal quarters combined)	25,561[6]
Net Loss (last four fiscal quarters combined)	(200,735)[7]
Net Investment Income as a % of Net Loss	(12.7%)

100% Owned Subsidiaries

Cheetah Mobile owns, directly or indirectly, 100% of the outstanding securities of certain of its subsidiaries (the “100% Owned Subsidiaries”). Each of the 100% Owned Subsidiaries, therefore, is owned, directly or indirectly, by a company that satisfies the conditions of Rule 3a-1 under the Company Act. As such, the Company believes each of the 100% Owned Subsidiaries is exempt from registration as an “investment company” pursuant to Rule 3a-3 under the Company Act.

Non-100% Owned Subsidiaries

Cheetah Mobile owns, directly or indirectly, less than 100% (but more than 50%) of the outstanding securities of its remaining subsidiaries that are not 100% Owned Subsidiaries (the “Non-100% Owned Subsidiaries”). As such, each of the Non-100% Owned Subsidiaries does not qualify for the exemption provided by Rule 3a-3 under the Company Act. Each of the Non-100% Owned Subsidiaries, however, is not engaged and does not propose to engage in the business of investing, reinvesting, owning, holding or trading in securities, and does not own or propose to acquire investment securities having a value exceeding 40 per centum of the value of its total assets (exclusive of Government securities and cash items) on an unconsolidated basis and, therefore, does not meet the definition of “investment company” under Section 3(a)(1)(C).8 The unconsolidated financial statements for each of the Non-100% owned Subsidiaries have been included in the response to comment 14 below.9

14. Please provide the unconsolidated financial statements that formed the basis for your calculation of assets for purposes of Section 3(a)(1)(C).

Response: In response to the Staff’s comments, we are submitting, under a separate cover and on a confidential, supplemental basis, (i) financial statements for Cheetah Mobile, which are consolidated with the 100% Owned Subsidiaries and VIEs of which Cheetah Mobile, directly or indirectly, holds 95% or more of the vote and (ii) financials for each of the Non-100% Owned Subsidiaries.10

6 Net investment income reflects realized gains (losses) and, therefore, excludes unrealized gains (losses) as a result of changes in fair value, impairments and equity pickup income (losses).

7 Net income (loss) primarily is attributable to operating activities and not investments in securities and includes realized gains (losses) as described in footnote 6. The financial statements provided in response to comment 14, on the other hand, present net income (losses) (i.e., RMB(738,571) thousand) inclusive of both realized and unrealized gains (losses) as required under applicable accounting standards.

8 Each of the Non-100% Owned Subsidiaries also does not meet the definition of “investment company” under Section 3(a)(1)(A) or Section 3(a)(1) (B) of the Company Act.

9 We note one of the Non-100% Owned Subsidiaries, Japan Kingsoft Inc., which itself has two wholly owned subsidiaries, does not prepare unconsolidated financials. As such, we have analyzed this entity under Rule 3a-1 and determined that it meets each of the conditions therein. To that end, the financial statements presented with respect to Japan Kingsoft, Inc. in response to comment 14 are on a consolidated basis.

10 We note one of the Non-100% Owned Subsidiaries, Polymericcloud LLC., does not have any assets or operations as of June 30, 2023, as such, its financial statements have not been included in response to comment 14.

15. Please include a risk factor that: (1) explains in detail why the company believes that it is not an investment company for purposes of Section 3(a) the Company Act, with reference to key material facts and characteristics of the business and the specific provisions of the Company Act relevant to your conclusion; and (2) describes the consequences to the company and its investors were the Commission or its staff to determine that the company is an investment company.

Response: In response to the Staff’s comment, we propose to add the following risk factor in future 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“If we are determined to be an investment company under the Investment Company Act of 1940, applicable restrictions could have a material adverse effect on our business and the price of our ADRs and Class A ordinary shares.

We do not believe we are subject to regulation under the Investment Company Act of 1940, as amended (the “40 Act”). We are a China-based IT company providing comprehensive products and services on PCs and mobile devices globally. We generate revenues primarily by providing utility-related business, including advertising services and premium membership services worldwide. In addition, we also provide services to empower Chinese companies to develop business outside China, such as multi-cloud management platform and overseas advertising agency service. In connection therewith, our company and certain of our subsidiaries hold interests in securities, including, among other things, minority interests in operating companies and investment funds. Following our analysis under the 40 Act and relevant guidance, we believe each of our company and our subsidiaries either does not meet the definition of “investment company” under the 40 Act because it holds less than 40% of its assets (exclusive of government securities and cash items) in the form of securities or is exempt from registration under Rule 3a-1 or Rule 3a-3 under the 40 Act. We intend to continue to conduct our operations so that we will not be deemed an investment company.

If, at any time, we become or are determined by the SEC to be an investment company, we would become subject to regulation under the 40 Act. In these circumstances, after giving effect to any applicable grace periods, we may be required to register as an investment company, which could result in significant registration and compliance costs, could require changes to our corporate governance structure and financial reporting and could restrict our activities going forward. In addition, if we were to become subject to the 40 Act, any violation of the 40 Act could subject us to material adverse consequences, including potentially significant regulatory penalties and the possibility that certain of our contracts would be deemed unenforceable.”

* * *

If you have any additional questions or comments regarding the Form 20-F, please contact the undersigned at thomas.ren@cmcm.com or at +8610 6292 7779, ext. 6661 (office), or our U.S. counsel, Steve Lin at steve.lin@kirkland.com or at +8610 5737 9315 (office) or +86 18610495593 (mobile), of Kirkland & Ellis International LLP. Thank you.

Very truly yours,

By:	/s/ Thomas Jintao Ren
Name: Thomas Jintao Ren
Title: Chief Financial Officer

cc:

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Josh Westerholm, P.C., Esq., Partner, Kirkland & Ellis LLP

Phil Vincent Giglio, Esq., Partner, Kirkland & Ellis LLP

Chris (Yiming) Zhao, Partner, Marcum Asia CPAs LLP

1